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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            DATED FEBRUARY 23, 2001

                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

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                               26 Chin Third Road
                         Nantze Export Processing Zone
                           Nantze, Kaohsiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          FORM 20-F  X                                 FORM 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                                     NO  X
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If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
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                               INDEX TO EXHIBITS

Item
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 1. Advanced Semiconductor Engineering, Inc. Press Release dated February 22, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Advanced Semiconductor Engineering, Inc.


Dated: February 23, 2001               By: /s/ JOSEPH TUNG
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                                          Name:  Joseph Tung
                                          Title: Chief Financial Officer